L.L. OMB

(Amended Submission)

17009547

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SEC Mail Processing Section MAR 07 2017 Washington DC 406

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-34532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUEST CAPITAL STRATEGIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23832 ROCKFIELD BLVD #130
(No. and Street)

LAKE FOREST	CA	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROLYNE TSAI 949-830-4885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KCCW ACCOUNTANCY CORP
(Name – *if individual, state last, first, middle name*)

430 S. GARFIELD AVE., $489,	ALHAMBRA, CA		91801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CAROLYNE TSAI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUEST CAPITAL STRATEGIES, INC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Quest Capital Retirement Plan & Pension plan
Carolyne Tsai Individual, Trust, IRA & Custodial accounts

Signature

C.F.O
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California } s.s.

County of Orange

Subscribed and sworn to (or affirmed) before me on this 1 day of March (Month),

20 17, by Carolyne Tsai (Name of Signer (1)) and

________________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Samantha Taylor
Signature of Notary Public

Samantha Taylor #2169885
For other required information (Notary Name, Commission No. etc.)

expires 10/28/20

SAMANTHA TAYLOR
Comm. #2169885
Notary Public - California
Orange County
Comm. Expires Oct 28, 2020

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OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ____________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ____________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23832 ROCKFIELD BLVD #130
(No. and Street)

LAKE FOREST (City) CA (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROLYNE TSAI 949-830-4885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KCCW ACCOUNTANCY CORP
(Name – *if individual, state last, first, middle name*)

430 S. GARFIELD AVE., $489, ALHAMBRA, CA 91801
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, CAROLYNE TSAI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUEST CAPITAL STRATEGIES, INC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Quest Capital Strategies Retirement Plan and Defined Benefit
Carolyne Tsai trust, IRA and Custodial accounts

[signature]
Signature

C.F.O.
Title

Erin Donahoo - Please see attached Jurat
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange } s.s.

Subscribed and sworn to (or affirmed) before me on this 27 day of February (Month),

20 17, by Carolyne Tsai (Name of Signer (1)) and

(Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Erin Donahoo

Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

ERIN DONAHOO
COMM. # 2044641
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Exp. October 10, 2017
GSN1

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OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Annual Audited Report
Form X-17A-5
Part III

containing 2 pages, and dated 2-27-17

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # 57 Entry # 209
Notary contact: 949-831-1878

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

QUEST CAPITAL STRATEGIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED PUBLICACCOUNTING FIRM

December 31, 2016

QUEST CAPITAL STRATEGIES, INC.
TABLE OF CONTENTS
December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

We have audited the accompanying balance sheet of Quest Capital Strategies, Inc. (the "Company") as of December 31, 2016, and the related statement of income and comprehensive income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Capital Strategies, Inc. as of December 31, 2016 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III, and IV (the "Supplemental Information") has been subject to audit procedures performed in conjunction with the audit of Quest Capital Strategies, Inc.'s financial statements. The Supplemental Information is the responsibility of Quest Capital Strategies, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

KCCW

KCCW Accountancy Corp.

Alhambra, California
February 25, 2017

KCCW Accountancy Corp.
430 S. Garfield Ave., #489, Alhambra, CA 91801, USA
Tel: +1 626 282 4101 • Fax: +1 626 529 1580 • info@kccwcpa.com

Quest Capital Strategies, Inc.
Statement of Financial Condition
December 31, 2016

ASSETS

Current assets:		
Cash and cash equivalents	$	607,820
Commissions receivable		213,133
Other receivable		4,030
Prepaid expenses		13,342
Securities owned (Note 3)		1,251
Total current assets		839,576
Pension asset (Note 9)		205,593
Property and equipment, net (Notes 2 and 4)		6,415
Deposits and other assets		5,808
Total assets	$	1,057,392

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued expenses	$	41,413
Commissions payable		79,836
Retirement plans payable		67,632
License fees payable		171,453
Total current liabilities		360,334
Pension liability (Note 9)		-
Total liabilities		360,334
Commitments (Note 5)		-
Stockholders' equity		
Common stock, no par value; 116.14 shares authorized; 100 shares issued and outstanding		10,000
Accumulated other comprehensive income		158,123
Retained earnings		528,935
Total stockholders' equity		697,058
Total liabilities and stockholders' equity	$	1,057,392

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Income and Comprehensive Income
For The Year Ended December 31, 2016

Revenues:		
Commissions	$	2,570,211
Annual fess		546,218
Advisory fees		280,512
Administrative services		46,975
Other income		34,418
Interest and dividends		631
Net realized gains on securities		145
Net unrealized gains on securities		44
Total revenues		3,479,154
Operating expenses:		
Commission expense		1,573,714
Employee compensation and benefits		831,887
Trading overhead		50,852
Office expense		63,884
Rent		67,942
Legal and professional		11,534
License and fees expense		77,677
Other expenses		19,693
Advertising and promotion		4,625
Travel		18,205
Insurance		6,056
Depreciation		4,732
Total operating expenses		2,730,801
Income before provision for income taxes		748,353
Provision for income taxes		13,329
Net income		735,024
Other comprehensive income, net of tax:		
Defined benefit pension plan:		
Unexpected return on plan assets		155,247
Net acturial gain arising during current period		11,816
Amortization of prior service cost (credit)		(90,029)
Total other comprehensive loss, net of tax		77,034
Comprehensive income	$	812,058

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Stockholders' Equity
For The Year Ended December 31, 2016

	Common stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Income	Total
Balance, December 31, 2015	100	$ 10,000	$ 282,036	$ 81,089	$ 373,125
Stockholder's distributions	-	-	(488,125)	-	(488,125)
Net income	-	-	735,024	-	735,024
Other comprehensive income, net of tax	-	-	-	77,034	77,034
Balance, December 31, 2016	100	$ 10,000	$ 528,935	$ 158,123	$ 697,058

The accompanying notes are an integral part of financial statements.

Quest Capital Strategies, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$	735,024
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,732
Pension expense		24,317
Unrealized loss on marketable securities, net		(43)
Changes in current assets and liabilities		
Increase in commissions receivable		(7,276)
Decrease in other receivable		2,400
Increase in prepaid expenses		(1,006)
Decrease in accrued expenses		(35,338)
Increase in commissions payable		6,909
Decrease in retirement plan payable		(70,793)
Decrease in license fees payable		(25,049)
Net cash provided by operating activities		633,877
Cash flows from investing activities		
Purchase of machinery and equipment		(1,989)
Principal withdrawals of marketable securities		1
Net cash used in investing activities		(1,988)
Cash flows from financing activities		
Stockholders' distributions		(488,125)
Net cash used in financing activities		(488,125)
Net decrease in cash and cash equivalents		143,764
Cash and cash equivalents, beginning of the year		464,056
Cash and cash equivalents, end of the year	$	607,820
Supplemental disclosure of cash information		
Income taxes paid	$	14,858
Interest paid	$	-

The accompanying notes are an integral part of financial statements.

NOTE 1: ORGANIZATION

Quest Capital Strategies, Inc. (the "Company") is primarily engaged in the business of securities brokerage. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less. As of December 31, 2016, the Company maintains a $100,000 deposit with its clearing broker/dealer.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs other than the quoted prices in active markets that are observable either directly or indirectly; and
Level 3: Unobservable inputs in which there is little or no market data, which require us to develop our own assumptions.

This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates made in preparing the financial statements include the realizability of long lived assets.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently five to seven years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes

The Company is an S Corporation for income tax purposes and, accordingly, income or loss of the Company flows through to the individual stockholder. The Company is subject to California state income tax, which is the greater of $800 or 1.5% of taxable income and, accordingly, a provision for such taxes has been included in the accompanying financial statements. Deferred tax was immaterial for the year ended December 31, 2016.

The Company applied the provisions of ASC 740-10-50, "Accounting For Uncertainty In Income Taxes", which provides clarification related to the process associated with accounting for uncertain tax positions recognized in our financial statements. Audit periods remain open for review until the statute of limitations has passed. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the Company's liability for income taxes. Any such adjustment could be material to the Company's results of operations for any given quarterly or annual period based, in part, upon the results of operations for the given period. At December 31, 2016, management considered that the Company had no uncertain tax positions, and will continue to evaluate for uncertain positions in the future.

Recent Accounting Pronouncements

The Company has considered and adopted all recent accounting pronouncements that are applicable. Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial statements.

NOTE 3: SECURITIES OWNED

The Company's securities investments are classified as trading securities. The Company only purchases securities for the purpose of assisting customers in selling their thinly traded or worthless securities. Trading securities consist solely of equity securities and are recorded at fair value on the balance sheet in current assets and, with the change in fair value during the period included in earnings. Securities owned at December 31, 2016 consisted solely of marketable equity securities.

Realized gains and losses are determined on the basis of actual results on investments. Realized and unrealized gains on marketable securities were as follows:

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities		
Marketable equity securities	$ -	$ 44

	Gross Realized Gain	Gross Realized Loss
Trading securities		
Marketable equity securities	$ -	$ 145

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 consisted of the following:

Property and equipment	$ 96,389
Less: accumulated depreciation	(89,974)
Property and equipment, net	$ 6,415

NOTE 5: COMMITMENTS

Operating lease

On March 17, 2014, the Company entered into the second amendment to lease with KP Rockfield LLC. The original lease with KP Rockfield LLC expires on July 31, 2014. This amendment extended the original lease term for 64 months, from August 1, 2014 to Nov 30, 2019. The operating lease calls for monthly payments of rent, common area maintenance, insurance and property taxes. The lease provides for an increase in the monthly lease rate approximately every 12 months. Future minimum payments by year due under the operating lease agreement are as follows:

NOTE 5: COMMITMENTS (CONTINUED)

For the year ended December 31,		Amount
2017	$	67,212
2018		69,244
2019		65,181
2020 and thereafter		-
	$	201,638

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $460,478 that was $436,456 in excess of its required net capital of $24,022. The Company's percentage of aggregate indebtedness to net capital at December 31, 2016 was 0.8 to 1.

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

Assets	Level 1		Level 2		Level 3		Total	
Cash and cash equivalents	$	607,820	$	-	$	-	$	607,820
Securities		1,251		-		-		1,251
	$	609,071	$	-	$	-	$	609,071

NOTE 8: CREDIT RISKS

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing/broker dealer carries all of the accounts of the customers of the Company and is responsible for execution collection and payment of funds and, receipt and delivery of securities relative to customer transactions. Customers send stock certificates directly to the clearing broker/dealer. Off-balance-sheet risks exist with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge losses it incurs to the Company. The Company seeks to minimize this through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

NOTE 8: CREDIT RISKS (CONTINUED)

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. Management periodically evaluates the credit worthiness of its primary depositories. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 9: RETIREMENT PLANS

Defined contribution plan

The Company has a defined contribution plan covering all employees with at least one year of service. The Plan requires Company contributions to the Plan each year equal to 3% of all participants' compensation plus additional contributions at management's discretion. Total expense of the defined contribution plan for the year ended December 31, 2016 was $36,563.

Defined benefit pension plan

The Company sponsors a defined benefit pension plan covering substantially all of its employees. Pension benefits are based on a percent of monthly compensation multiplied by year of credited service. Effective January 1, 2015, the Company amended the pension plan by reducing the benefit percentage from 7.35% to 6.7% for Classification B employee. The Company's funding policy is to make the minimum annual contribution required by applicable regulations.

In 2008, the Company adopted the recognition and disclosure provisions of SFAS No. 158, later codified in ASC 715-10, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (ASC 715). ASC 715 requires the Company to recognize the funded status of its pension and other post-retirement benefit plans in the statement of financial position. Subsequent changes in funded status that are not recognized as a component of net periodic benefit cost are recorded as a component of accumulated other comprehensive loss. The annual measurement date used to determine pension and other post-retirement benefit amounts is December 31, 2016.

The following tables set forth further information about the Company's defined benefit pension plan as of and for the year ended December 31, 2016:

Pension plan obligations and funded status:

Projected benefit obligation at December 31, 2016	$	(1,356,101)
Pension plan assets at fair value at December 31, 2016		1,561,694
Funded status	$	205,593

NOTE 9: RETIREMENT PLANS (CONTINUED)

Accumulated benefit obligation at December 31, 2016	$	(1,356,101)
Employer contributions		106,000
Participant contributions		-
Benefits payments		(14,302)

Amount recognized in the statement of financial position consists of:

Noncurrent asset	$	205,593

Amounts recognized in accumulated other comprehensive income consist of:

Unexpected return on plan assets	$	155,247
Net acturial loss		(87,153)
Prior service cost (credit)		90,029
	$	158,123

Other changes in plan assets and benefit obligations previously recognized in changes in comprehensive income:

Unexpected return on plan assets arising during this year	$	(155,247)
Net acturial gain arising during this year		(11,816)
Amorization of unrecoginzed prior service cost		90,029
Total recognized in other comprehensive income		(77,034)
Net periodic pension cost		41,317
Total recognized in net periodic pension cost and other comprehensive income	$	(35,717)

The following assumptions were used in accounting for the Pension Plan:

Weighted-average assumptions used to determine pension benefit obligations at December 31, 2016:

Discount rate	6.00%
Rate of compensation increase	0.00%

Weighted-average assumptions used to determine net periodic pension benefit cost for the year ended December 31, 2016:

Discount rate	6.00%
Expected return on plan assets	5.00%
Rate of compensation increase	0.00%

NOTE 9: RETIREMENT PLANS (CONTINUED)

The expected long-term rate of return on plan assets is developed in consultation with outside advisors. A range is determined based on the composition of the asset portfolio, historical long-term rates of return, and estimates of future performance.

The percentage asset allocations for the company's pension plan assets as of the plan measurement date are as follows:

Asset Category	
Cash and cash equivalents	13.7%
Equity securities	47.2%
Other	39.1%

The fair values of the Company's pension plan assets at December 31, 2016, by asset category are as follows:

Asset Category	Total Fair Value	Quoted In Active Markets for Identical Assets (Level 1)
Cash and cash equivalents	$ 217,740	$ 217,740
Equity securities	750,713	750,713
Other	621,845	621,845
Total	$ 1,590,298	$ 1,590,298

Benefits expected to be paid over the next ten (10) fiscal years are as follows:

2017	$ -
2018	137,352
2019	136,629
2020	135,803
2021	134,834
5 years after 2021	654,969
	$ 1,199,587

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2016, the date which the financial statements were available to be issued. All subsequent events requiring recognition as of December 31, 2016 have been incorporated into these financial statements, and besides the disclosures herein, there are no subsequent events that require disclosure in accordance with FASB ASC Topic 855, "Subsequent Events".

SUPPLEMENTAL INFORMATION

Quest Capital Strategies, Inc.
Schedule I
Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
For The Year Ended December 31, 2016

Net Capital:				
Total stockholder's equity from statement of financial condition			$	697,058
Deductions:				
Non-allowable assets:				
Commissions receivable	$	141		
Other assets		4,030		
Prepaid expenses		13,342		
Property and equipment, net		6,415		
Pension asset		205,593		
Deposits and other assets		5,808		235,329
Tentative net capital				461,729
Haircuts				
Money market account	$	-		
Marketable securities		1,251		1,251
Net Capital			$	460,478
Aggregate indebtness:				
Items included in statement of financial condition:				
Accrued expenses			$	41,413
Commissions payable				79,836
Retirement plans payable				67,632
License fees payable				171,453
Pension Asset/Liability				-
Total aggregate indebtness			$	360,334
Minimum net capital required			$	24,022
Excess net capital			$	436,456
Ratio of aggregate indebtness to net capital				0.8 to 1
Reconciliation with Company's computation:				
Net capital as reported in Company's Part II-A (unaudited) FOCUS report			$	446,704
Commission receivable				(71)
Commission revenue				13,845
			$	460,478

Quest Capital Strategies, Inc.
Schedule II
Computation For Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
For The Year Ended December 31, 2016

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule III
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 Of The Securities And Exchange Commission
For The Year Ended December 31, 2016

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

Quest Capital Strategies, Inc.
Schedule IV
Schedule Of Change In Liabilities Subordinated To Claims Of Creditors
For The Year Ended December 31, 2016

Not applicable.

KCCW
CERTIFIED PUBLIC ACCOUNTANTS

Audit • Tax • Consulting • Financial Advisory
Registered with Public Company Accounting Oversight Board (PCAOB)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON QUEST CAPITAL STRATEGIES EXEMPTION REPORT 2016

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

We have reviewed management's statements, included in the accompanying Quest Capital Strategies Exemption Report 2016, in which (1) Quest Capital Strategies, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Quest Capital Strategies, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) (the "exemption provision") and (2) Quest Capital Strategies, Inc. stated that it met the identified exemption provision throughout the most recent fiscal year without exception. Quest Capital Strategies, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Quest Capital Strategies, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KCCW

KCCW Accountancy Corp.

Alhambra, California
February 25, 2017

KCCW Accountancy Corp.
430 S. Garfield Ave., #489, Alhambra, CA 91801, USA
Tel: +1 626 282 4101 • Fax: +1 626 529 1580 • info@kccwcpa.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Quest Capital Strategies, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Quest Capital Strategies, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Quest Capital Strategies, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Quest Capital Strategies, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries, noting no difference;

2. Compared the amounts reported on the audited financial statements included in Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December, 31, 2016 and reconciled by management as applicable, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KCCW

KCCW Accountancy Corp.
Alhambra, California
February 27, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3142********************MIXED AADC 220
34532 FINRA DEC
QUEST CAPITAL STRATEGIES INC
23832 ROCKFIELD BLVD STE 130
LAKE FOREST CA 92630-2860

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 2241.18

B. Less payment made with SIPC-6 filed (exclude interest) (1045.00)

8/1/2016
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 1196.18

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 1196.18

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Quest Capital Strategies, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

C.F.O
(Title)

Dated the 26 day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030) — $ 3,479,400

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — -0-

(2) Net loss from principal transactions in securities in trading accounts. — -189

(3) Net loss from principal transactions in commodities in trading accounts. — -0-

(4) Interest and dividend expense deducted in determining item 2a. — -0-

(5) Net loss from management of or participation in the underwriting or distribution of securities. — -0-

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — -0-

(7) Net loss from securities in investment accounts. — -0-

Total additions — 3,479,212

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 2,527,845

(2) Revenues from commodity transactions. — -0-

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 45,735

(4) Reimbursements for postage in connection with proxy solicitation. — -0-

(5) Net gain from securities in investment accounts. — 631

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — -0-

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — -0-

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____________________ — -0-

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 5,923

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 8,530

Enter the greater of line (i) or (ii) — 8,530

Total deductions — 2,582,740

2d. SIPC Net Operating Revenues — $ 896,472

2e. General Assessment @ .0025 — $ 2241.18

(to page 1, line 2.A.)

Quest Capital

Since 1983

Quest Capital Strategies Exemption Report for 2016

Quest Capital Strategies, Inc.(the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii): all customer transactions cleared through another broker-dealer on a fully disclosed basis. The Company cleared through RBC CS on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Carolyne Tsai	[signature]	C.F.O	2/22/2017
Name of Authorized Officer	Signature of Authorized Officer	Title	Date

QUEST CAPITAL STRATEGIES, INC.
Member FINRA & SIPC
23832 Rockfield Blvd., Suite#130, Lake Forest, CA 92630
(949) 830-4885